                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2003

                           COMMISSION FILE No. 1-31690


                             TRANSCANADA CORPORATION

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                                      Form 40-F  X
                  -----                                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                             No  X
                  -----                                          -----

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                                        I

The documents listed below in this Section and filed as Exhibits 1 to 3 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933.

                   FORM                       REGISTRATION NO.
                   ----                       ----------------
                    S-8                           33-00958
                    S-8                           333-5916
                    S-8                           333-8470
                    S-8                           333-9130
                    F-3                           33-13564
                    F-3                           333-6132

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the six month period ended June 30, 2003 (included in the registrant's Second Quarter 2003 Report to Shareholders).

3 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Second Quarter 2003 Report to Shareholders.

                                       II

A copy of the Registrant's news release of July 25, 2003 and listed in the
Exhibit Index to this Form 6-K, is furnished herewith. This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Exchange Act of 1934, as amended, unless specifically identified therein as being incorporated therein by reference.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TRANSCANADA CORPORATION

                                      By:       "Russell K. Girling"
                                         -----------------------------------
                                         Russell K. Girling
                                         Executive Vice-President, Corporate
                                         Development and Chief Financial Officer

                                      By:         "Lee G. Hobbs"
                                         -----------------------------------
                                         Lee G. Hobbs
                                         Controller


July 28, 2003


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                                  EXHIBIT INDEX

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the six month period ended June 30, 2003 (included in the registrant's Second Quarter 2003 Report to Shareholders).

3 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Second Quarter 2003 Report to Shareholders.

4 Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

5 Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

6    A copy of the Registrant's news release of July 25, 2003.

7 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

8 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.